[Letterhead of KCLI]
September 15, 2015
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628

Attn:	Mr. Perry J. Hindin Special Counsel Office of Mergers & Acquisitions

RE:	Kansas City Life Insurance Company Preliminary Proxy Statement on Schedule 14A Filed August 4, 2015 File No. 1-33348 Schedule 13E-3 Filed on August 4, 2015 File No. 5-17065

Dear Mr. Hindin:

We are writing in response to your letter dated September 3, 2015 to our counsel in which you provide comments with respect to the above-referenced items filed by Kansas City Life Insurance Company (the "Company"). Our numbered responses to your comments correspond to the numbered comments in your letter.
In responding to your comments, the Company acknowledges that:
●	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporation Finance
Attn: Mr. Perry J. Hindin

Comments and Our Responses
Preliminary Proxy Statement
Comment 1
We note the Company’s response to prior comment 3 and its reference to the disclosure indicating that the Board attached significant weight to the fairness analysis performed by Duff & Phelps, which included consideration of clauses (iii) and (vi) of Instruction 2 to Item 1014 of Regulation M-A. As noted in Question No. 20 of Exchange Act Release No. 34-17719, the discussion of the factors referenced in Item 1014 must be that of the issuer, and a reference to an opinion of an investment advisor which fully analyses the factors does not satisfy the requirements of Item 1014 unless the issuer expressly adopts the advisor’s discussion of such factors. Please revise the disclosure accordingly.

In response to the Staff's comment, the Company has revised the disclosure of the factors referenced in Instruction 2 to Item 1014 of Regulation M-A on page 21 of the Preliminary Proxy Statement to note that the Company's Board of Directors expressly adopted the discussion of Duff & Phelps relating to net book value and the purchase prices paid in previous purchases by the Company.

Comment 2
We note the Company's response to prior comment 5.  While the proxy statement was revised to eliminate the referenced limitation, the fairness opinion was not.  We reissue the comment with respect to the fairness opinion.

In response to the Staff's comment, the Company has revised the Preliminary Proxy Statement to include a revised fairness opinion from Duff & Phelps as Annex B.

# # #

Division of Corporation Finance
Attn: Mr. Perry J. Hindin

We hope that the above has been of assistance to you and that it is fully responsive to your comments. If you have any questions or require any further information, please call Scott Claassen of Stinson Leonard Street LLP at (816) 691-2348, Jim Allen of Stinson Leonard Street LLP at (816) 691-3211, or the undersigned at (816) 753-7000.

Very truly yours,

/s/ A. Craig Mason, Jr.
Senior Vice President, General Counsel and Secretary